FLOWCO HOLDINGS INC.

1300 Post Oak Blvd., Suite 450

Houston, TX 77056

January 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Melissa Kindelan; Christine Dietz; Matthew Crispino; Jan Woo

Re:	Flowco Holdings Inc.
Registration Statement on Form S-1 (File No. 333-283663)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-283663) (the “Registration Statement”) of Flowco Holdings Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 15, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by calling David Buck at (713) 495-4521.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David Buck of Sidley Austin LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature Page Follows]

January 13, 2025

Very truly yours,

FLOWCO HOLDINGS INC.

By:	/s/ Joseph R. Edwards
	Name:	Joseph R. Edwards
	Title:	Chief Executive Officer

cc:	(via email)

Jon Byers, Chief Financial Officer, Flowco Holdings Inc.

Joel Lambert, General Counsel, Flowco Holdings Inc.

David Buck, Esq., Sidley Austin LLP

John Stribling, Esq., Sidley Austin LLP